March 19, 2001

02 MAR 22 AM 8:50

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

02015999

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated March 19, 2002 with respect to the announcement of Bombardier's financial results for the year ended January 31, 2002 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Yours truly,

Roger Carle
Corporate Secretary

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of ________, 2002.

____
Name:
Title:

3/22

F:\DATA\LEGAL\COMMISSIONS\USA-SEC\Sec Exch comm - financial results.doc 2002-03-19

PRESS RELEASE

02 MAR 22 AM 8:50

BOMBARDIER

BOMBARDIER ANNOUNCES FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE YEAR ENDED JAN. 31, 2002

- **Consolidated revenues for the year rise 36% to $21.6 billion**
- **Income climbs 17% to $1.7 billion, before special items, income taxes and goodwill amortization**
- **Net income for the year amounts to $390.9 million**
- **Backlog reaches $44.1 billion**
- **Q4 consolidated revenues rise 41% to $7.8 billion and income climbs 4% to $503.8 million, before special items, income taxes and goodwill amortization**

Montréal, March 19, 2002 – Bombardier Inc. today reported consolidated revenues of $21.6 billion for the year ended Jan. 31, 2002, an increase of 36% over revenues of $15.9 billion the previous year. Income before special items, income taxes and goodwill amortization for the year increased 17% to $1.7 billion, compared with $1.4 billion on the same basis for the preceding year. Earnings per share before special items and goodwill amortization rose to $0.81, a 16% increase compared with $0.70 on the same basis for the previous year. After the net effect of the special items and goodwill amortization, net income for the year reached $390.9 million, or $0.27 per share, against a net income of $975.4 million, or $0.70 per share last year.

As previously announced, the special items recorded for the year ended Jan. 31, 2002 totalled $1.1 billion. As a result of the Corporation's decision to withdraw from the retail finance business, a special charge of $662.5 million ($405.1 million after tax) was provided for in the third quarter in Bombardier Capital. In the aerospace segment, considering the overall outlook for turboprops, a special charge of $264.0 million ($176.9 million after tax) was recorded in the third quarter relating to the write-off of the carrying value of development costs for the Bombardier Q400* aircraft. In addition, special charges totalling $69.5 million ($46.6 million after tax) were recorded over the third and fourth quarters for severance and other termination costs for adjustments in aerospace employment levels. Finally, in the transportation segment, a special restructuring charge of $74.2 million ($63.0 million after tax) relating to the integration of Adtranz was recorded during the fourth quarter. The total amount of special charges is in line with the announcement made on Sept. 26, 2001.

Consolidated revenues for the fourth quarter ended Jan. 31, 2002 totalled $7.8 billion, a 41% increase over revenues of $5.5 billion for the same period last year. Income before special items, income taxes and goodwill amortization for the quarter rose to $503.8 million, an increase of 4% compared with an income of $482.7 million on the same basis for the previous year. Earnings per share before special items and goodwill amortization for the fourth quarter was $0.24 compared with $0.25 the previous year. After the effect of the special items and goodwill amortization, net income for the quarter amounted to $229.6 million, or $0.16 per share against a net income of $348.0 million or $0.25 per share for the fourth quarter of 2000-01. Special items recorded during the fourth quarter amounted to $111.6 million.

Bombardier's order backlog at Jan. 31, 2002 totalled $44.1 billion, a 39% increase over the backlog of $31.7 billion at Jan. 31, 2001. In aerospace, the backlog reached $23.7 billion at Jan. 31, 2002, compared with $23.0 billion at the end of the previous fiscal year and in transportation, it totalled $20.4 billion at the end of the fiscal year compared with $8.7 billion at Jan. 31, 2001.

Commenting on these results, President and Chief Executive Officer, Robert E. Brown noted that: "We had a strong fourth quarter, which allowed us to meet our targeted year-end results as outlined on Nov. 28, 2001."

"For the fiscal year," added Mr. Brown, "in spite of the slowing economy and the aftermath of Sept. 11 events, Bombardier has increased its revenues by 36% and its income before special items, incomes taxes and goodwill amortization by 17%. These results show that the actions we took to protect Bombardier's interests were the right ones. We moved rapidly to make a number of difficult but necessary decisions: modifying the production rate of most of our aircraft programs, adjusting our employment levels and significantly reducing Bombardier Capital's risk profile by withdrawing from retail loan portfolios. We also improved our geographic and product diversification with the acquisition of Adtranz and of the assets related to the Evinrude* and Johnson* outboard engines."

"Our performance demonstrates once again how the diversity of our markets and of our products and services, along with our operational efficiency, constitute a sound approach to alleviate the impact of negative economic cycles," added Mr. Brown.

"With our backlog of orders in aerospace and transportation, our performance in recreational products, our focused strategy in financial services and the consolidation of our leadership in all our activities, we are facing the future with confidence and determination."

"Given our understanding of the current economic trends, we reaffirm our previously announced targeted net income before special items growth of 10% for fiscal 2003," concluded Mr. Brown.

Bombardier Aerospace highlights and results

- **Revenues for the fiscal year reach $12.0 billion, up 14%**
- **Aircraft deliveries total 370 units, including 127 units in the fourth quarter**
- **Income before special items and income taxes reaches $1.2 billion**
- **Order backlog of $23.7 billion**
- **Milestone delivery of the 600th Bombardier CRJ200* aircraft during fiscal year**
- **Introduction of Bombardier Global 5000* super-large business jet**
- **Q4 revenues reach $4.1 billion and income before special items and income taxes reaches $326.9 million**

For the year ended Jan. 31, 2002, Bombardier Aerospace had revenues of $12.0 billion, compared with $10.6 billion in the previous year, an increase of 14% mainly attributable to a change in mix of new aircraft, increased deliveries of interior completions, in addition to higher sales of used aircraft. Aerospace income before special items and income taxes was $1.2 billion, the same as for the previous year. Aircraft deliveries totalled 370 units, the same as last year. This number includes deliveries of 162 business aircraft, 206 regional aircraft and two amphibious aircraft. The margin before special items and income taxes was 10.0% compared with 11.7%. Despite growth in revenues, Bombardier Aerospace's lower margin is due to a change of mix in new aircraft deliveries and higher sales of used aircraft.

During the fiscal year, Bombardier Aerospace reached a number of significant achievements and milestones, including delivery of the 500th Bombardier CRJ200 aircraft in April 2001 followed by the delivery of the 600th aircraft in January 2002. As well during the year, there was the inauguration of a new final assembly facility at Montréal's Mirabel Airport and the introduction of the new Bombardier Global 5000 super-large business jet. The inaugural flight of the new Bombardier Continental* business jet took place during the year. The Bombardier CRJ900* program progressed as per schedule with the inaugural flight also taking place in fiscal 2002.

During the fiscal year, Bombardier Aerospace received firm orders for 209 regional aircraft.

For the fourth quarter of fiscal 2002, Bombardier Aerospace had revenues of $4.1 billion, compared with $3.9 billion in the previous year, an increase of 7% mainly attributable to a change in mix of new aircraft deliveries and higher sales of used aircraft. Aerospace income before special items and income taxes for the quarter was $326.9 million, compared with $462.5 million the previous year. This decrease is attributable to the change in mix of new aircraft deliveries, higher sales of used aircraft, which generated low margins, and increased interest expenses driven by higher net assets. Aircraft deliveries totalled 127 units, compared with 131 for the fourth quarter of 2000-01. This number includes deliveries of 51 business aircraft, 75 regional aircraft and one amphibious aircraft. The margin before special items and income taxes for the quarter was 7.9%, compared with 12.0% the previous year.

Bombardier Transportation highlights and results

- **Acquisition of Adtranz completed as of May 1, 2001**
- **Revenues for the fiscal year reach $7.0 billion**
- **Income before special items, income taxes and goodwill amortization reaches $277.0 million**
- **New contract wins totalling $6.8 billion during the year**
- **Order backlog of $20.4 billion**
- **Q4 revenues reach $2.8 billion and income before special items, income taxes and goodwill amortization reaches $90.6 million**

For the year ended Jan. 31, 2002, Bombardier Transportation had revenues of $7.0 billion, compared with $3.0 billion in the previous year. This increase in revenues is mainly attributable to the consolidation of the results of Adtranz for an eight-month period, as well as a higher level of activity for the New York subway and Virgin Trains contracts. For the year, income before special items, income taxes and goodwill amortization was $277.0 million, compared with $120.5 million for the previous year. This increase is attributable to the acquisition of Adtranz. The margin before special items, income taxes and goodwill amortization was 3.9% compared with 4.0%.

During the fiscal year, Bombardier Transportation became the world leader in the rail transportation equipment manufacturing and servicing industry. The acquisition and integration of Adtranz were greeted favourably by customers and during the year, Bombardier Transportation received orders for a total value of $6.8 billion from around the world. During 2001-02, Bombardier Transporation also signed a $2.3 billion contract with the French National Railways for the supply of up to 500 high-capacity Regional Express Trains.

For the fourth quarter of fiscal 2002, Bombardier Transportation had revenues of $2.8 billion, compared with $879.4 million in the fourth quarter of the previous year mainly attributable to the acquisition of Adtranz. Transportation income before special items, income taxes and goodwill amortization for the quarter rose to $90.6 million, compared with $25.4 million the previous year. The margin before special items, income taxes and goodwill amortization for the quarter was 3.2%, compared with 2.9% the previous year.

Since the end of the fiscal year, Bombardier Transportation obtained two new major orders in the U.K. totalling $2.5 billion.

Bombardier Recreational Products highlights and results

- **Revenues for the fiscal year of $2.0 billion, up 20%**
- **Income before income taxes up 75% to $150.3 million**
- **Acquisition and relaunch of Evinrude and Johnson brands**
- **Introduction of more environmentally-friendly Sea-Doo* watercraft and Ski-Doo* snowmobiles**
- **Introduction of six new ATV models**
- **Q4 revenues reach $678.7 million and income before income taxes reaches $57.8 million**

For the year ended Jan. 31, 2002, Bombardier Recreational Products had revenues of $2.0 billion, up 20% from $1.7 billion in the previous year. This 20% growth in revenues is mainly attributable to the inclusion of outboard engine activities since March 2001 and higher sales of snowmobiles and watercraft. Recreational products income before income taxes for the year was $150.3 million, compared with $86.0 million the previous year. This increase in profitability results from higher sales of snowmobiles and watercraft, operational efficiency improvements and the inclusion of outboard engine results. Bombardier Recreational Products' pre-tax margin reached 7.4% in fiscal 2002 compared with 5.1% the previous year.

In March 2001, Bombardier Recreational Products completed the acquisition of the Evinrude and Johnson outboard engine brands followed in September by the first Bombardier-built outboard engine to roll off the production line at the new state-of-the-art manufacturing plant in Sturtevant, Wisconsin. Also during the year, Bombardier Recreational Products increased its market share in both snowmobile and watercraft markets.

For the fourth quarter of fiscal 2002, Bombardier Recreational Products had revenues of $678.7 million, up 21% from $561.0 million in the same quarter of 2000-01. This 21% growth in revenues is mainly attributable to higher sales of ATVs and the inclusion of outboard engine activities. Recreational products income before income taxes for the quarter was $57.8 million, compared with $44.0 million in the fourth quarter of the previous year. Bombardier Recreational Products' pre-tax margin for the quarter reached 8.5%, compared with 7.8% the previous year.

Bombardier Capital highlights and results

- **Revenues for the fiscal year reach $966.8 million**
- **Income before special items and income taxes reaches $41.4 million**
- **Revenue growth in capital services offset by wind-down portfolios**
- **Exit from retail finance markets with a related special charge**
- **Q4 revenues reach $214.9 million and income before income taxes reaches $28.5 million**

For the year ended Jan. 31, 2002, Bombardier Capital had revenues of $966.8 million, compared with $935.9 million in the previous year. Bombardier Capital's income before special items and income taxes was $41.4 million, compared with a loss of $15.4 million for the previous year.

On Sept. 26, Bombardier Capital announced its withdrawal from retail finance markets including the manufactured housing and consumer finance sectors because of their disappointing results. During 2001-02, management continued to realign Bombardier Capital's activities to concentrate on areas where it has demonstrated know-how and experience. Moreover, its remaining core activities are now more closely aligned with the product and service expertise of Bombardier's manufacturing segments.

Assets under management amounted to $11.9 billion as at Jan. 31, 2002 compared with $13.4 billion as at Jan. 31, 2001.

For the fourth quarter of fiscal 2002, Bombardier Capital had revenues of $214.9 million, compared with $250.2 million in the same quarter of 2000-01. Bombardier Capital's income before special items and income taxes was $28.5 million, compared with a loss of $49.2 million for the same period the previous year.

Financial highlights are as follows:
(Unaudited, millions of Canadian dollars, except per share amounts)

	Three months ended Jan. 31		Years ended Jan. 31	
	2002	2001	**2002**	2001
Revenues				
Aerospace	**$ 4,132.2**	$ 3,855.3	**$ 12,042.5**	$ 10,561.6
Transportation	**2,832.3**	879.4	**7,019.5**	3,043.3
Recreational Products	**678.7**	561.0	**2,017.5**	1,687.1
BC	**214.9**	250.2	**966.8**	935.9
Intersegment eliminations	**(99.4)**	(60.4)	**(412.5)**	(284.2)
External revenues	**$ 7,758.7**	5,485.5	**$ 21,633.8**	15,943.7
Income before special items, income taxes and goodwill amortization				
Aerospace	**$ 326.9**	$ 462.5	**$ 1,206.0**	$ 1,236.8
Transportation	**90.6**	25.4	**277.0**	120.5
Recreational Products	**57.8**	44.0	**150.3**	86.0
BC	**28.5**	(49.2)	**41.4**	(15.4)
	503.8	482.7	**1,674.7**	1,427.9
Special items	**111.6**	--	**1,070.2**	29.7
Income before income taxes and goodwill amortization	**392.2**	482.7	**604.5**	1,398.2
Income taxes	**143.6**	134.7	**167.0**	422.8
Income before goodwill amortization	**248.6**	348.0	**437.5**	975.4
Goodwill amortization	**19.0**	--	**46.6**	--
Net income	**$ 229.6**	$ 348.0	**$ 390.9**	$ 975.4
Earnings per share, before goodwill amortization				
Basic	**$ 0.18**	$ 0.25	**$ 0.31**	$ 0.70
Diluted	**$ 0.18**	$ 0.25	**$ 0.30**	$ 0.69
Earnings per share				
Basic	**$ 0.16**	$ 0.25	**$ 0.27**	$ 0.70
Diluted	**$ 0.16**	$ 0.25	**$ 0.27**	$ 0.69
Average number of common shares outstanding during the period (thousands)	**1,370,053**	1,365,378	**1,368,516**	1,369,021

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

Management's Discussion and Analysis for the year ended Jan. 31, 2002 will be available on the Corporation's Web site at www.bombardier.com.

For information

Dominique Dionne
Director, Public Relations and Communication
(514) 861-9481